EXHIBIT 5.7

Linklaters LLP
One Silk Street
London EC2Y 8HQ
Telephone (+44) 20 7456 2000
Facsimile (+44) 20 7456 2222
DX Box Number 10 CDE

To:	Anheuser-Busch InBev Worldwide Inc. 1209 Orange Street Wilmington Delaware 19801
3 December 2009

Dear Sirs

Anheuser-Busch InBev Worldwide Inc. (the “Offeror”): Offer to exchange all outstanding U.S.$1,500,000,000 3.000 per cent. Notes due 2012, all outstanding U.S.$1,250,000,000 4.125 per cent. Notes due 2015, all outstanding U.S.$2,250,000,000 5.375 per cent. Notes due 2020 and all outstanding U.S.$500,000,000 6.375 per cent. Notes due 2040 (together, the “Notes”) guaranteed by Anheuser-Busch InBev NV/SA (“Anheuser-Busch InBev”), Brandbrew S.A., Cobrew NV/SA, InBev Belgium SA/NV, AB InBev France S.A.S., InBev Nederland N.V., Interbrew Central European Holding B.V., Interbrew International B.V., Nimbuspath Limited (“Nimbuspath”), Ambrew S.A. and Anheuser-Busch Companies, Inc. (together, the “Guarantors”) for registered U.S.$1,500,000,000 3.000 per cent. Notes due 2012, registered U.S.$1,250,000,000 4.125 per cent. Notes due 2015, registered U.S.$2,250,000,000 5.375 per cent. Notes due 2020 and registered U.S.$500,000,000 6.375 per cent. Notes due 2040 (together, the “Exchange Notes”)

1	We have acted as your English legal advisers in connection with the registration of the Exchange Notes and the guarantees to be endorsed thereon (the “Exchange Guarantees”) under the U.S. Securities Act of 1933 (the “Securities Act”). Unless, the context otherwise requires, capitalised terms used in the opinion shall have the meanings given to them in the Schedule hereto.

2	This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion on matters of United States federal or state law or the laws of any other jurisdiction.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this letter.

4	We have assumed that:

4.1	each of the documents which are the subject of this opinion is valid and binding on each party under the law to which it is expressed to be subject where that is not English law and that words and phrases used in those documents have the same meaning and effect as they would if those documents were governed by English law;

This communication is confidential and may be privileged or otherwise protected by work product immunity.

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4.2	the meetings of (i) the Board of Directors of Nimbuspath (held on 7 October 2009 and 15 October 2009) and (ii) the Board of Directors of InBev Belgium SA/NV (held on 9 October 2009 and 14 October 2009), extracts of which have been supplied to us, were duly convened and constituted, a quorum was present and acting throughout and the resolutions referred to in such minutes were duly and validly adopted and have not been amended, modified or rescinded;

4.3	the written resolutions of the sole shareholder of Nimbuspath (circulated on 6 October 2009 and 15 October 2009), copies of which have been supplied to us, were duly and validly passed and adopted in accordance with the constitution of Nimbuspath, were duly executed and have not been amended, modified or rescinded; and

4.4	the Exchange Guarantees will be identical in all respects to the Guarantees dated 16 October 2009 provided by Nimbuspath relating to the Notes, save for such changes as are not material to the matters on which we opine.

5	In our opinion:

5.1	Nimbuspath is a company incorporated in England under the Companies Act 1985.

5.2	Nimbuspath has corporate power to enter into and to perform its obligations under the Indentures and the Exchange Guarantees to be endorsed on the Exchange Notes and has taken all necessary corporate action to authorise its execution, delivery and performance of the Indentures and the Exchange Guarantees to be endorsed on the Exchange Notes.

5.3	When the Registration Statement has become effective under the Securities Act and the Exchange Notes (including the endorsement of the Exchange Guarantees on the Exchange Notes) have been duly executed and authenticated in accordance with the terms of the Indentures and duly issued and delivered in exchange for the Notes, there is no reason insofar as English law is concerned why the obligations of Nimbuspath under the Exchange Guarantees are not valid and binding upon Nimbuspath.

6	This opinion is subject to the following:

6.1	It should be understood that we have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statements of opinion, contained in the Registration Statement, or that no material facts have been omitted from it.

6.2	Insofar as this opinion relates to the obligations of Nimbuspath, it is given on the assumption that they have been entered into in good faith and for the purpose of carrying out Nimbuspath’s business and that, at the time they were entered into, there were reasonable grounds for believing that to do so would benefit Nimbuspath.

7	We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not hereby concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act, as amended, or the rules and regulations of the U.S. Securities and Exchange Commission thereunder.

Yours faithfully

/s/ Linklaters LLP

Linklaters LLP

Schedule

1	A certified copy of the Memorandum and Articles of Association of Nimbuspath.

2	A copy of the Minutes of a Meeting of (i) the Board of Directors of Nimbuspath held on 7 October 2009 and 15 October 2009 and (ii) the Board of Directors of InBev Belgium SA/NV held on 9 October 2009 and 14 October 2009.

3	Copies of the written resolutions of the sole shareholder of Nimbuspath circulated on 6 October 2009 and 15 October 2009.

4	The Form F-4 Registration Statement (the “Registration Statement”) as filed with the Securities and Exchange Commission on 3 December 2009.

5	The Indenture dated 16 October 2009 (the “Indenture”) between the Issuer, the Guarantors party thereto from time to time and the Trustee, the First Supplemental Indenture dated 16 October 2009 relating to the U.S.$1,500,000,000 3.000 per cent. Notes due 2012 (the “First Supplemental Indenture”), the Second Supplemental Indenture dated 16 October 2009 relating to the U.S.$1,250,000,000 4.125 per cent. Notes due 2015 (the “Second Supplemental Indenture”), the Third Supplemental Indenture dated 16 October 2009 relating to the U.S.$2,250,000,000 5.375 per cent. Notes due 2020 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture dated 16 October 2009 relating to the U.S.$500,000,000 6.375 per cent. Notes due 2040 (the “Fourth Supplemental Indenture”) and the Fifth Supplemental Indenture dated 27 November 2009 relating to the amendment of Section 209 of the Indenture (the “Fifth Supplemental Indenture”, and, together with the Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture and the Fourth Supplemental Indenture, the “Indentures”).